April 1, 2019

Erica J. Rogers
Chief Executive Officer
Silk Road Medical Inc
1213 Innsbruck Dr.
Sunnyvale, CA 94089

       Re: Silk Road Medical Inc
           Amendment No. 1 to Registration Statement on Form S-1
           Filed March 25, 2019
           File No. 333-230045

Dear Ms. Rogers:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 18, 2019 letter.

Form S-1/A filed March 25, 2019

General

1. Given that yours is a primary offering and the shares being offered have not yet been issued, please have counsel revise the legal opinion to clarify that shares "will be" - and not "have been" - legally issued, fully paid and non-assessable. Please refer to Section
       II.B.1.a of Staff Legal Bulletin No. 19.
 Erica J. Rogers
FirstNameMedical Inc
Silk Road LastNameErica J. Rogers
Comapany NameSilk Road Medical Inc
April 1, 2019
April 2 2019 Page 2
Page 1,
FirstName LastName
Description of Capital Stock
Exclusive Forum, page 163

2. We note your response to comment two of our prior letter. Please revise your prospectus to state that there is uncertainty as to whether a court would enforce your exclusive forum provision.
        You may contact Gary Newberry, Staff Accountant, at (202) 551-3761 or Kevin Kuhar,
Accounting Branch Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202)
551-7844 or Kate McHale, Staff Attorney, at (202) 551-3464 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Electronics and Machinery
cc:      Philip H. Oettinger